KENVUE SAVINGS PLAN KENVUE RETIREMENT SAVINGS PLAN Johnson & Johnson is offering its shareholders the opportunity to exchange shares of Johnson & Johnson common stock for shares of Kenvue Inc. common stock, subject to the terms of the exchange offer described in the Prospectus dated July 24, 2023. Please see below for a brief description of the impact of the exchange offer on participants in the Kenvue Savings Plan and the Kenvue Retirement Savings Plan (the “Plans”) who are invested in the Johnson & Johnson stock funds in the Plans (the “J&J Stock Funds”). Eligibility • If you are a Plan participant who was invested in the J&J Stock Funds as of July 19, 2023, you are eligible to participate in the exchange offer, as described in the Notice to Participants dated July 24, 2023 and the Prospectus. • Participation in the exchange offer is completely voluntary. If you do not wish to participate, no action is required. • If you are eligible to participate in the exchange offer, please refer to the Notice to Participants, Prospectus and Direction Forms that were mailed to your address on file for more information. You can expect to receive the package during the week of July 31, 2023. The Direction Forms contain information that is required for you to submit an election to participate in the exchange offer; accordingly, you will not be able to submit an election until you have received these. Participation in the Exchange Offer Through the Plans • If you wish to participate in the exchange offer through the Plans (and are eligible to do so), you must submit an election in accordance with the instructions and by the deadline set forth in the Notice to Participants. Elections may be submitted online or by mail. • If you invest in more than one J&J Stock Fund in the Plans, you must submit a separate election for each J&J Stock Fund for which you wish to participate. Kenvue and Johnson & Johnson Stock Funds • If you submit a timely election to exchange J&J Stock Fund units and the exchange offer is completed, you will receive units in new Kenvue stock funds that will be established in the Plans after the exchange offer is completed. • The J&J Stock Funds are expected to remain in the Plans for only a short period of time (expected to be approximately nine months). After this period is over, the J&J Stock Funds will be liquidated and the proceeds will be automatically converted to units in the Kenvue stock funds, as described in the Notice to Participants. The Kenvue stock funds and the J&J Stock Funds will not accept new contributions or transfers into the funds following the exchange offer. • You may make transfers out of the Kenvue stock funds and J&J Stock Funds to any of the Plans’ other investment funds at any time, subject to the terms of the Plans. Blackout Period • If you elect to participate in the exchange offer through the Plans, your Plan account will be restricted during a blackout period which will begin immediately following the deadline to submit participation elections under the Plans. During the blackout period you will not be permitted to take a loan, hardship withdrawal or distribution from the Plans or make transfers out of the J&J Stock Funds. • If you do not elect to participate in the exchange offer, the blackout period will not affect you. • You may find out when restrictions have been lifted and when the Blackout Period has ended by visiting the For Your Benefit website.

Johnson & Johnson Stock Held Outside of the Plans This information applies only to your ability to exchange J&J Stock Fund units under the Plans. If you hold shares of Johnson & Johnson common stock outside of the plan—for example, direct holdings (including with a brokerage firm) and/or holdings through a different plan, you should receive separate exchange offer materials and should refer to those materials or the institution where those shares are held for more information. Additional information related to the exchange offer (including links to the Prospectus and Notice to Participants) may also be found at www.JNJSeparation.com. To better understand the exchange offer and for a more complete description of the terms and conditions of the exchange offer as applied to the Plans, you should carefully read the Notice to Participants and the Prospectus. These materials do not constitute investment, legal or tax advice. As with any major financial decision, please also consider consulting a personal financial advisor that is not affiliated with Johnson & Johnson or Kenvue to determine if participating in the exchange offer is right for you. The description above is provided for informational purposes only and is qualified in its entirety by the terms of the Prospectus and the Notice to Participants. In the event of any discrepancy, the information provided in the Prospectus and the Notice to Participants will control. Forward-Looking Statements This communication contains certain statements about Johnson & Johnson and Kenvue that are forward-looking statements. Forward-looking statements are based on current expectations and assumptions regarding Johnson & Johnson’s and Kenvue’s respective businesses, the economy and other future conditions. In addition, the forward- looking statements contained in this communication may include statements about the expected effects on Johnson & Johnson and Kenvue of the exchange offer, the anticipated timing and benefits of the exchange offer, Johnson & Johnson’s and Kenvue’s anticipated financial results, and all other statements in this communication that are not historical facts. Because forward-looking statements relate to the future, by their nature, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and are detailed more fully in Johnson & Johnson’s and Kenvue’s respective periodic reports filed from time to time with the Securities and Exchange Commission (the “SEC”), the Registration Statement referred to below, including the Prospectus forming a part thereof, the Schedule TO and other exchange offer documents filed by Johnson & Johnson or Kenvue, as applicable, with the SEC. Such uncertainties, risks and changes in circumstances could cause actual results to differ materially from those expressed or implied in such forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither Johnson & Johnson nor Kenvue undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances, except to the extent required by applicable securities laws. Investors should not put undue reliance on forward-looking statements. Additional Information and Where to Find It This communication is for informational purposes only and is not an offer to sell or exchange, a solicitation of an offer to buy or exchange any securities and a recommendation as to whether investors should participate in the exchange offer. Kenvue has filed with the SEC a registration statement on Form S-4 (the “Registration Statement”), including the Prospectus forming a part thereof, and Johnson & Johnson has filed with the SEC a Schedule TO, which more fully describes the terms and conditions of the exchange offer. The exchange offer will be made solely by the Prospectus. The Prospectus contains important information about the exchange offer, Johnson & Johnson, Kenvue and related matters, and Johnson & Johnson will deliver the Prospectus to holders of Johnson & Johnson common stock. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, WHEN THEY BECOME AVAILABLE AND BEFORE MAKING ANY INVESTMENT DECISION, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. None of Johnson & Johnson, Kenvue or any of their respective directors or officers or the dealer managers appointed with respect to the exchange offer makes any recommendation as to whether you should participate in the exchange offer.

Holders of Johnson & Johnson common stock may obtain copies of the Prospectus, the Registration Statement, the Schedule TO and other related documents, and any other information that Johnson & Johnson and Kenvue file electronically with the SEC free of charge at the SEC’s website at http://www.sec.gov. Holders of Johnson & Johnson common stock will also be able to obtain a copy of the Prospectus by clicking on the appropriate link on http://www.JNJSeparation.com. Johnson & Johnson has retained Georgeson LLC as the information agent for the exchange offer. To obtain copies of the exchange offer Prospectus and related documents, or for questions about the terms of the exchange offer or how to participate, you may contact the information agent at 1-866-695-6074 (toll-free for stockholders, banks and brokers) or +1-781-575-2137 (all others outside the United States).